Vizsla Announces Closing of C$69 Million Bought Deal Financing

(VZLA-TSX-V)

/THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES/

VANCOUVER, BC, June 3, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has completed its previously announced bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering").

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

The Public Offering was conducted by Canaccord Genuity Corp., as lead underwriter and sole- bookrunner, and PI Financial Corp., Clarus Securities Inc., and Sprott Capital Partners LP (the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50.

The Public Offering was completed pursuant to a prospectus supplement dated May 28, 2021 to the short form base shelf prospectus of the Company dated December 1, 2020 in each of the provinces of Canada (except Quebec), in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws and other jurisdictions outside of Canada and the United States on an exempt basis. The Public Offering remains subject to the final approval of the TSX Venture Exchange (the "TSX-V").

Tectonic Advisory Partners acted as advisors to Vizsla (Tectonic Securities transactions are executed through Ecoban Securities Corporation).

The net proceeds of the Public Offering will be used to advance the exploration and development of the Company's Panuco project, to make option payments and pursue potential future acquisitions, as well as for working capital and general corporate purposes as set out in the prospectus supplement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been, nor will they be, registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Non-Brokered Private Placement

In addition, the Company is pleased to announce that it is arranging a non-brokered private placement (the "Private Placement") of up to an additional 1,660,000 units of the Company (the "Private Placement Units") at a price of C$2.50 per Private Placement Unit for aggregate gross proceeds of C$4,150,000. Each Private Placement Unit will be issued on materially the same terms as the Units issued under the Public Offering and as such will consist of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25.

The net proceeds of the Private Placement will be used to advance the exploration and development of the Company's Panuco project, to make option payments and pursue potential future acquisitions, as well as for working capital and general corporate purposes.

To demonstrate continued support of the Company's growth plans, insiders of the Company, including certain directors and officers, are expected to participate in the Private Placement. Such participation is considered a related party transaction within the meaning of Multilateral Instrument

61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The related party transaction will be exempt from minority approval, information circular and formal valuation requirements pursuant to the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the gross securities to be issued under the Private Placement nor the consideration to be paid by the insiders will exceed 25% of the Company's market capitalization.

The Private Placement is subject to approval of the TSX-V.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the intended use of the net proceeds of the Offering, closing of the Private Placement, receipt of final TSX-V approval; and the development of the Panuco project, including drilling activities and future mineral exploration, development and production.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 09:16e 03-JUN-21